Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below), dated November 18, 2016, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Common Shares

of

NXP Semiconductors N.V.

at

$110.00 per share

Pursuant to the Offer to Purchase dated November 18, 2016

by

Qualcomm River Holdings B.V. an indirect, wholly-

owned subsidiary of

QUALCOMM Incorporated

Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of Qualcomm Incorporated, a Delaware corporation (“Qualcomm” or “Parent”), is offering to purchase all of the outstanding common shares, par value €0.20 per share (the “Shares”), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“NXP”), at a purchase price of $110.00 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash, (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to a Purchase Agreement, dated as of October 27, 2016 (as it may be amended from time to time, the “Purchase Agreement”), by and between Purchaser and NXP. Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on February 6, 2017 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 6, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will, at or as promptly as practicable following the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment and, at or as promptly as practicable following the time of acceptance of Shares for payment (the “Acceptance Time”) (but in any event within three business days of the Acceptance Time), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”). It is expected that following the Offer Closing, the listing of the Shares on the NASDAQ Global Select Market will be terminated, NXP will no longer be a publicly traded company, and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of NXP’s reporting obligations with respect to the Shares with the United States Securities and Exchange Commission (the “SEC”).

After careful consideration, the board of directors (bestuur) of NXP (the “NXP Board”) has unanimously (a) determined that the Purchase Agreement and the transactions contemplated thereby (other than certain transactions that could take place after the completion of the Offer and, in accordance with the terms of the Purchase Agreement, would require the prior consent of NXP or the Independent Directors (as defined in the Offer to Purchase) (the “Designated Post-Offer Transactions”)) are in the best interests of NXP, its business and its shareholders, employees and other relevant stakeholders and (b) approved and adopted the Purchase Agreement and approved the transactions contemplated thereby (other than the Designated Post-Offer Transactions).

The NXP Board unanimously recommends that NXP shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the NXP Board unanimously recommends that NXP shareholders vote “for” each of the items that contemplate a vote of NXP shareholders at the extraordinary general meeting of NXP shareholders scheduled to be held on January 27, 2017 at 1:30 p.m., Central European Time, at the corporate office of NXP, High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands (the “EGM”). At the EGM, NXP shareholders will be requested to vote on (1) the Asset Sale (as defined below) and the Second Step Transaction (as defined below) (collectively, the “Asset Sale Resolutions”), (2) the appointment of the liquidator following the consummation of the Asset Sale and subject to the Compulsory Acquisition Threshold (as defined below) not having been achieved, (3) the appointment of directors designated by Purchaser to the NXP Board and (4) other matters contemplated by the Purchase Agreement.

Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act (the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser elects to effectuate the Asset Sale and, following such Asset Sale, the Second Step Transaction and the Second Step Distribution (as defined below), on the one hand, or the Asset Sale and the Compulsory Acquisition (as defined below), on the other hand, Purchaser will extend the Subsequent Offering Period for at least five business days. Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

As promptly as practicable following the closing of the Subsequent Offering Period, Purchaser intends to complete a corporate reorganization of NXP and its subsidiaries (the “Post-Closing Reorganization”). The Post-Closing Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of NXP’s business operations from and after the consummation of the Post-Closing Reorganization and (b) any NXP shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period), without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) (provided, however, that in the Compulsory Acquisition, while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court (as defined below) has sole discretion to determine the price to be paid for the Shares, which may be greater, equal to or less than the Offer Consideration), with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. As a result of the Post-Closing Reorganization, NXP will either be liquidated or become wholly owned by Purchaser.

Purchaser intends to, or intends to cause its designee to, subject to the approval of the Asset Sale Resolutions by the NXP shareholders at the EGM, (a) initiate the Post-Closing Reorganization by means of a sale of all or substantially all of the assets of NXP to, and the transfer to of assumption of all or substantially all the liabilities of NXP by, Purchaser or its designee (the “Asset Sale”) and (b) following the consummation of the Asset Sale, depending on the percentage of the outstanding Shares held by Purchaser and its affiliates as of the closing of the Subsequent Offering Period, complete the Post-Closing Reorganization by either the Second Step Transaction or the Compulsory Acquisition.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 95% but at least 80% of the then outstanding Shares, the consideration paid by Purchaser to NXP in the Asset Sale would be a combination of cash (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering NXP shareholders as of the expiration of the Subsequent Offering Period) and a note payable (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by Purchaser and its affiliates as of the expiration of the Subsequent Offering Period) and, upon consummation of the Asset Sale, (a) NXP will hold only the cash and the note received in the Asset Sale, (b) Purchaser would own all of NXP’s business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by causing NXP to be dissolved and liquidated in accordance with applicable Dutch procedures (the “Second Step Transaction”), with Purchaser providing an indemnity or guarantee to the liquidator for any deficit in the estate of NXP to enable the liquidator to make an advance distribution in cash (the “Second Step Distribution”) to each non-tendering NXP shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)), for each Share then owned.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 100% but at least 95% of the then outstanding Shares (the “Compulsory Acquisition Threshold”), the consideration paid by Purchaser to NXP in the Asset Sale would be a note payable in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares outstanding as of the expiration of the Subsequent Offering Period and, upon consummation of the Asset Sale, (a) NXP will hold only the note received in the Asset Sale, (b) Purchaser would own all of NXP’s business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by commencing a statutory proceeding before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) for the compulsory acquisition (uitkoopprocedure) (the “Compulsory Acquisition”) of Shares held by non-tendering NXP shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. While Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater, equal to or less than the Offer Consideration, with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering NXP shareholder will receive the Dutch Court-determined per Share price and Purchaser will become the sole shareholder of NXP.

The applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, imposed on NXP shareholders in respect of the Second Step Distribution may be different from, and greater than, the taxes imposed upon such NXP shareholders had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period) or if their Shares had been acquired by Purchaser in the Compulsory Acquisition.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition, (ii) the Antitrust Clearance Condition, (iii) the Restraints Condition, (iv) the Pre-Closing Reorganization Condition and (v) the Material Adverse Effect Condition, each as defined below.

The “Minimum Condition” requires that there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Purchaser and its affiliates, represents at least 95% of the outstanding Shares as of the Expiration Time, provided that (x) if NXP shareholders at the EGM approve the Asset Sale Resolutions, the required threshold will be reduced to 80% and (y) Purchaser, with NXP’s prior written consent (not to be unreasonably withheld conditioned or delayed), may reduce the required threshold to a percentage not less than 70%.

The “Antitrust Clearance Condition” requires (i) the expiration or termination of any applicable waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Council Regulation (EC) No. 139/2004 of the European Union, as amended (the “EU Merger Regulation”), (ii) the receipt of all required clearances or approvals under other applicable regulatory or antitrust laws and (iii) that any such clearances or approvals will not impose a condition or require a remedy that Purchaser is not required to accept pursuant to the Purchase Agreement.

The “Restraints Condition” requires that there is not in effect any law, regulation, order, or injunction entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction (i) prohibiting, rendering illegal or enjoining the consummation of the transactions contemplated by the Purchase Agreement or (ii) imposing a condition or requiring a remedy that Purchaser is not required to accept pursuant to the Purchase Agreement.

The “Pre-Closing Reorganization Condition” requires that certain NXP internal reorganization steps and related dispositions are completed in all material respects as of the Expiration Time.

The “Material Adverse Effect Condition” requires that no fact, change, event, development, occurrence or effect has occurred following the date of the Purchase Agreement that, individually or in the aggregate, would have or reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement).

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right at any time prior to the Expiration Time to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Purchaser will not (without the prior written consent of NXP): (a) waive or change the Minimum Condition (except to the extent permitted under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time except as provided in the Purchase Agreement; or (f) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to NXP shareholders.

Subject to the satisfaction or waiver by Purchaser (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) of all the conditions to the Offer, set forth the Offer to Purchase, Purchaser will, promptly after the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn and, promptly after the Acceptance Time (but in any event within three business days of the Acceptance Time), pay for all such Shares. During the Subsequent Offering Period, Purchaser will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act, the EU Merger Regulation and any other applicable foreign antitrust, competition or merger control laws.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) for record holders who hold uncertificated Shares in book-entry form on the books of NXP’s transfer agent, (i) the Letter of Transmittal, properly completed and duly executed, and (ii) any other documents required by the Letter of Transmittal and (b) for holders whose Shares are held in “street” name and which are being tendered by book-entry transfer, (i) confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message in lieu of a Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered pursuant to the Offer and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Consideration for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase, and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in the Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

Shares tendered pursuant to the Offer may be properly withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 17, 2017, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase, at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and no withdrawal rights will apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of any Shares by any particular shareholder, regardless of whether or not similar defects or irregularities are waived or not waived in the case of other shareholders. None of Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by NXP shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

NXP has provided Purchaser with NXP’s shareholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to NXP shareholders. The Offer to Purchase and the Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on NXP’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Post-Closing Reorganization. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

November 18, 2016